

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 9, 2007

Mr. Alan Hart
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director
Summit Exploration Inc.
5190 Neil Road, Suite 430
Reno, NV 89502

      Re: **Summit Exploration Inc.**
                Item 4.01 Form 8-K
                Filed November 6, 2007
                File No. 000-52794

Dear Mr. Hart:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 6, 2007

1.   Please include your commission file number, 000-52794, on the cover of all future filings.

2.   We note that, in accordance with Item 304(a)(1)(ii) of Regulation S-K, your disclosure includes a statement as to whether your former accountant's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. However, this should also include disclosure of the uncertainty regarding your ability to continue as a going concern, which was addressed in your former accountant's report. Please revise your disclosure, accordingly.

3.   Please amend your Form 8-K to include the required letter from your former accountant.

As appropriate, please amend your filing and respond to these comments within five business days, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Staff Accountant